SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

Under the Securities Exchange Act of 1934

(Amendment No.    )

NET TALK.COM, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

NONE

(CUSIP Number)

John N. Giordano, Esq., 1801 N. Highland Avenue

TAMPA, FLORIDA 33602 (813) 224-9255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

MAY 14, 2009*

(Date of Event Which Requires Filing of This Statement)

* The filing person has filed this schedule pursuant to Rule 13d-1(a).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. NONE

1.	Names of Reporting Persons. DEECEMBRA DIAMOND
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 360,000 (1)
8. Shared Voting Power 1,414,198 (2)
9. Sole Dispositive Power 360,000 (1)
10. Shared Dispositive Power 1,414,198 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,774,198
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount of Row (11) 17.65%
14.	Type of Reporting Person IN

(1) Ms. Diamond owns 360,000 shares of the Company’s common stock.

(2) This figure includes (a) 60,000 shares of common stock owned by Apogee Financial Investments, Inc., a company for which Ms. Diamond’s spouse, Richard Diamond, serves as president and chief executive officer; (b) 22,950 shares of common stock owned by Midtown Partners & Co., LLC, a wholly owned subsidiary of Apogee Financial Investments, Inc.; (c) 326,400 shares of common stock issuable upon exercise of a Series A Common Stock Purchase Warrant held by Apogee Financial Investments, Inc., which may be exercised, at the option of the holder, at an exercise price of $0.25 per share; (d) 124,848 shares of common stock issuable upon exercise of a Series A Common Stock Purchase Warrant held by Midtown Partners & Co., LLC, which may be exercised, at the option of the holder, at an exercise price of $0.25 per share; and (e) 880,000 shares of common stock issuable upon exercise of a Series BD Common Stock Purchase Warrant held by Midtown Partners & Co., LLC, which may be exercised, at the option of the holder, at an exercise price of $0.50 per share. Ms. Diamond disclaims beneficial ownership of these securities and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for Section 13 or any other purpose.

CUSIP No. NONE

1.	Names of Reporting Persons. RICHARD J. DIAMOND
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,774,198 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,774,198 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,774,198
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount of Row (11) 17.65%
14.	Type of Reporting Person IN

(1) This figure includes (a) 360,000 shares of common stock owned by Deecembra Diamond, Mr. Diamond’s wife; (b) 60,000 shares of common stock owned by Apogee Financial Investments, Inc., a company for which Mr. Diamond serves as president and chief executive officer; (c) 22,950 shares of common stock owned by Midtown Partners & Co., LLC, a wholly owned subsidiary of Apogee Financial Investments, Inc.; (d) 326,400 shares of common stock issuable upon exercise of a Series A Common Stock Purchase Warrant held by Apogee Financial Investments, Inc., which may be exercised, at the option of the holder, at an exercise price of $0.25 per share; (e) 124,848 shares of common stock issuable upon exercise of a Series A Common Stock Purchase Warrant held by Midtown Partners & Co., LLC, which may be exercised, at the option of the holder, at an exercise price of $0.25 per share; and (f) 880,000 shares of common stock issuable upon exercise of a Series BD Common Stock Purchase Warrant held by Midtown Partners & Co., LLC, which may be exercised, at the option of the holder, at an exercise price of $0.50 per share. Mr. Diamond disclaims beneficial ownership of these securities and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for Section 13 or any other purpose.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value, of Net Talk.com, Inc., a Florida corporation (“Company”). The address of the principal executive office of the Company is 1100 NW 163 Drive, Miami, Florida 33169, (305) 621-1200.

Item 2.	Identity and Background.

Ms. Diamond is employed by Lifestyle Family Fitness. Her mailing address is 4218 W. Linebaugh Avenue, Tampa, Florida 33624.

Mr. Diamond is the President and Chief Executive Officer of Apogee Financial Investments, Inc. His business address is 4218 W. Linebaugh Avenue, Tampa, Florida 33624.

Mr. and Ms. Diamond are sometimes referred to herein as the “Reporting Person.”

During the last five years neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years neither Reporting Person has been a party to a civil proceeding of judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

Each of the Reporting Persons is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

OO – Other. Please see Item 4, below, for a description of the acquisition of the securities.

Item 4.	Purpose of Transaction.

On December 30, 2007, the Board of Directors approved and authorized the issuance of 1,000,000 shares of its restricted common stock to Apogee Financial Investments, Inc. in exchange for consulting services rendered to the Company. This stock grant was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended and/or Regulation D promulgated under the Securities Act of 1933. Apogee Financial Investments, Inc. distributed these shares pro-rata to its shareholders, resulting in Ms. Diamond receiving 360,000 shares of common stock.

Apogee Financial Investments, Inc. acquired 60,000 shares of the Company’s common stock and a Series A Common Stock Purchase Warrant to purchase an additional 326,400 shares of the Company’s common stock in the Company’s 2006 Common Stock Offering.

Midtown Partners, LLC received 22,950 shares of the Company’s common stock and a Series A Common Stock Purchase Warrant to purchase an additional 124,848 shares of the Company’s common stock for services rendered to the Company in connection with the Company’s 2006 Common Stock Offering.

Midtown Partners, LLC received a Series BD Common Stock Purchase Warrant to purchase 480,000 shares of the Company’s common stock for services rendered to the Company in connection with the Company’s 2009 Convertible Debt Offering.

Midtown Partners, LLC received a Series BD Common Stock Purchase Warrant to purchase 400,000 shares of the Company’s common stock for services rendered to the Company in connection with the Company’s 2009 Convertible Debt Offering.

Neither Reporting Person has any plans which relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries, any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, any material change in the present capitalization or dividend policy of the issuer, any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person, causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or any action similar to any of those enumerated above.

Item 5.	Interest in Securities of Net Talk.com, Inc.

(a) The Reporting Person are deemed to beneficially own 1,774,198 common shares, representing 17.65% of the class.

(b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the common stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page.

(c) No transactions in the Company’s common stock were effected by the Reporting Person during the past 60 days. The Reporting Person acquired their shares in Net Talk.com, Inc. on November 2, 2006, April 27, 2007, December 30, 2007, January 30, 2009 and February 6, 2009, respectively.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Net Talk.com, Inc. owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Net Talk.com, Inc.

Neither Reporting Person has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

(a) Joint Filing Agreement dated June 5, 2009 by and among Deecembra Diamond and Richard Diamond.

[signatures follow on next page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2009	/s/ Deecembra Diamond
Deecembra Diamond

/s/ Richard Diamond
Richard Diamond

Joint Filing Agreement,

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of Richard J. Diamond and Deecembra Diamond on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to shares of common stock, par value $0.001 per share, of Net Talk.com, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: June 5, 2009	/s/ Deecembra Diamond
Deecembra Diamond

/s/ Richard Diamond
Richard Diamond